Exhibit 99.1

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010

IN U. S. DOLLARS

UNAUDITED

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2010	2009
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$66,466	$75,280
Restricted cash	5,159	-
Other accounts receivable and prepaid expenses	917	444

Total current assets	72,542	75,724

ASSETS ATTRIBUTABLE TO DISCOUNTIED OPERATIONS	8,038	541

OTHER ASSETS	12	26

PROPERTY AND EQUIPMENT, NET	3,152	141

Total assets	$83,744	$76,432

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,916	$44
Accrued expenses and other liabilities	1,045	907

Total current liabilities	2,961	951

LIABILITIES ATTRIBUTABLE TO DISCOUNTIED OPERATIONS	1,171	795

OTHER LONG TERM LIABILITIES	4,780	4,658

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 170,000,000 at June 30, 2010 and December 31, 2009; Issued and outstanding: 73,786,428 shares at June 30, 2010 and December 31, 2009	16,820	16,820
Additional paid-in capital	72,388	72,358
Accumulated other comprehensive loss	(888)	-
Accumulated deficit	(13,488)	(19,150)

Total shareholders' equity	74,832	70,028

Total liabilities and shareholders' equity	$83,744	$76,432

The accompanying notes are an integral part of the interim consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2010	2009
	Unaudited

Operating expenses:

General and administrative	$1,330	$887

Total operating expenses	1,330	887

Operating loss	(1,330)	(887)
Financial income, net	275	834

Loss from continuing operations before taxes on income	(1,055)	(53)
Taxes on income	449	354

Loss from continuing operations	(1,504)	(407)

Net income (loss) from discontinued operations	7,166	(272)

Net income (loss)	$5,662	$(679)

Earnings (loss) per share

Basic:

Loss from continuing operations	$(0.02)	$(0.01)
Earnings (loss) from discontinued operations	0.10	*) -

Net earnings (loss) per share	$0.08	$(0.01)

Diluted:

Loss from continuing operations	$(0.02)	$(0.01)
Earnings (loss) from discontinued operations	0.08	*) -

Net earnings (loss) per share	$0.06	$(0.01)

*)           Represents an amount lower than $ 0.01

The accompanying notes are an integral part of the interim consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands (except per share data)

	Number of			Accumulated
	Ordinary		Additional	other		Total	Total
	Shares	Share	paid-in	comprehensive	Accumulated	comprehensive	shareholders'
	outstanding	capital	capital	loss	deficit	income	equity

Balance as of January 1, 2009	73,786,428	$16,820	$72,289	$-	$(18,180)		$70,929

Stock - based compensation	-	-	69	-			69
Net loss	-	-	-	-	(970)		(970)

Balance as of December 31, 2009	73,786,428	16,820	72,358	-	(19,150)		70,028

Stock - based compensation	-	-	30	-	-		30
Net income	-	-	-	-	5,662	$5,662	5,662
Foreign currency translation adjustments, net of $209 tax	-	-	-	(888)	-	(888)	(888)

Total comprehensive income						$4,774

Balance as of June 30, 2010 (unaudited)	73,786,428	$16,820	$72,388	$(888)	$(13,488)		$74,832

The accompanying notes are an integral part of the interim consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,
	2010	2009
	Unaudited
Cash flows from operating activities:
Net income (loss)	$5,662	$(679)
Less: Income (loss) from discontinued operations	7,166	(272)

Loss from continuing operations	(1,504)	(407)

Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Increase (decrease) in accrued severance pay, net	9	(1)
Depreciation and amortization	9	1
Stock based compensation	30	-
Increase in other accounts receivable and prepaid expenses	(467)	(947)
Increase in other long-term liability	110	323
Increase in other assets	-	(3)
Increase in trade payables	159	148
Increase in accrued expenses and other liabilities	347	2

Net cash used in operating activities from continuing operations	(1,307)	(885)
Net cash provided by (used in) operating activities from discontinued operations	45	(158)

Net cash used in operating activities	(1,262)	(1,042)

Cash flows (used in) provided by investing activities:

Purchase of property and equipment	(1,371)	(106)
Investment in restricted cash	(5,159)	-
Proceeds from short term bank deposits	-	49,000

Net cash provided by (used in) investing activities from continuing operations	(6,530)	48,894
Net cash provided by investing activities from discontinued operations	-	694

Net cash provided by (used in) investing activities	(6,530)	49,588

Effect of exchange rate changes on cash	(1,022)	-

Increase (decrease) in cash and cash equivalents	(8,814)	48,546
Cash and cash equivalents at the beginning of the period	75,280	26,979

Cash and cash equivalents at the end of the period	$66,466	$75,525

Non cash activities related to discontinued operations:
Receivable from the sale of business to HP	$7,497	$-

Purchase of property and equipment on credit	$1,722	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Ellomay Capital Ltd. (the "Company") (formerly: NUR Macroprinters Ltd.), an Israeli Company which has invested a portion of its funds in the photovoltaic industry in Italy and whose current plan of operations is to expand its investments in the renewable energy field and to identify and evaluate suitable business opportunities and strategic alternatives in other fields, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

In each of March and June 2010, the Company entered into Engineering Procurement & Construction Contracts with an Italian contractor, for the design, supply, construction, assembly and commissioning of four photovoltaic plants expected to produce approximately 750KWp each, to be located in Italy, for an aggregate cost of approximately € 10.1 million ($ 12,400 as of June 30, 2010). Additional ancillary expenses are expected to amount to approximately € 0.35 million ($ 430 as of June 30, 2010). Following the commissioning of the four photovoltaic plants, it is intended that the contractor shall operate and maintain the photovoltaic power plants, for an annual fee, and an annual fee shall also be paid to the owners of the land under the land rights use agreements executed.  In connection with these projects, the Company operates via designated wholly owned subsidiaries in Luxemburg and Italy that were incorporated in 2010.

b.
Until February 29, 2008, the Company and its subsidiaries developed, manufactured, sold and provided support services for digital wide format and super-wide format printing systems for on-demand, short-run printing as well as related consumable products. On February 29, 2008 (the “Closing Date”), the sale of this business to Hewlett-Packard Company (“HP” and the “HP Transaction”) was finalized. Prior to the Closing Date, the Company operated through wholly-owned subsidiaries for sales, support services and marketing of the Company's products in their country or region of domicile, some of which were sold to HP and some of which have been dissolved during 2008. Other inactive subsidiaries were dissolved during 2009 and 2010.

The aggregate consideration received in connection with the HP Transaction amounted to $ 122,600. Of the total consideration, an amount of $ 500 was withheld in connection with one of the subsidiaries that were sold to HP obligations with respect to the government grants, and an amount of $ 14,500 was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The amount deposited in the escrow account, net of amounts distributed to HP in satisfaction of indemnity obligations, was to be distributed to the Company in two installments: $ 9,500 was to be distributed eighteen months following the Closing Date and $ 5,000 was to be distributed twenty-four months following the Closing Date.

In August 2009 the Company received two officer's certificates from HP requesting the release of funds from the escrow account in the aggregate amounts of $ 8,094 and € 2,415 thousand. The claims included in the officer's certificates mainly referred to payments HP made to the Israeli Office of Chief Scientist (“OCS”) in connection with the transfer of technology claimed to have been developed with OCS funding, claims made by suppliers and alleged non compliance with different environmental and safety regulations.

On July 27, 2010, a settlement agreement between the Company and HP with respect to the release of funds deposited in the escrow account (the “Settlement Agreement”) was executed. Under the terms of the Settlement Agreement HP received $ 7,300 of the escrow funds (plus accrued interest) and the Company received $ 7,200 of the escrow funds (plus accrued interest). In addition, HP released to the Company the amount of $ 500 that was withheld in connection with the obligations of one of the subsidiaries that were sold to HP with respect to Government grants.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-       GENERAL (Cont.)

As such, the Company recorded the amount released from the escrow account pursuant to the Settlement Agreement, net of related costs (approximately $7,200), as income from discontinued operations during the six month period ended June 30, 2010.

In addition, the parties to the Settlement Agreement agreed to waive any current and future claims against each other and further agreed that the Company will not be responsible for any future claims with respect to the HP Transaction and the assets acquired thereunder.

Following the execution of the Settlement Agreement the Company paid and expects to pay additional payments to former employees as bonuses and in connection with the repurchase of employee stock options, all as previously approved by the Company's Board of Directors.  The Company increased its provision for such payments during the six month period ended June 30, 2010.

c.
The operating results and cash flows attributed to the digital wide format and super-wide format printing system business were presented in the Company's statements of operations and cash flows as discontinued operations. Balance sheet amounts related to this business are presented as assets and liabilities attributed to discontinued operations and are expected to be settled in one to two years

 The following table sets forth the income from discontinued operations in the amount of $ 7,166 for the six month period ended June 30, 2010 (Unaudited):

Proceeds from settlement with HP (Note 1b)	$7,280
Settlement of claims, net of legal fees	242
Related expenses	(356)

Net income from discontinued operations	$7,166

The loss from discontinued operations for the six month period ended June 30, 2009 is due to expenses incurred in connection with activities relating to liquidating the non operating subsidiaries of the Company following the closing of the HP Transaction.

The breakdown of assets and liabilities attributed to discontinued operations of the Company is as follows:

	June 30,	December 31,
	2010	2009
	Unaudited
ASSETS:

Other current assets and prepaid expenses	$7,997	$500
Other assets	41	41

	$8,038	$541

*)       Mainly includes receivable from HP.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

	June 30,	December 31,
	2010	2009
	Unaudited
LAIBILITIES:

Accrued expenses and other liabilities	$1,171	$99
Other long term liabilities	-	696

	$1,171	$795

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to U.S. generally accepted accounting principles, as follows:

a.
Unaudited interim financial information:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2010, consolidated results of operations for the six months ended June 30, 2010 and 2009 and consolidated cash flows for the six months ended June 30, 2010 and 2009.

The balance sheet at December 31, 2009 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2009 included in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 10, 2010. Results for the six months ended June 30, 2010 are not necessarily indicative of results that may be expected for the year ending December 31, 2010.

Unless otherwise noted, all references to "dollars" or "$" are to United States dollars.

b.
Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.
Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Reclassifications: Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

NOTE 3:-       PROPERTY AND EQUIPMENT

In connection with the establishment of the Company’s photovoltaic plants, the Company had recorded, as of June 30, 2010, property and equipment aggregating approximately $ 3,014, in accordance with milestones set in the Engineering Procurement & Construction Contracts with the contractor. As such, this amount was not yet subject to depreciation, which commences upon completion of construction of the plants.

NOTE 4:-       CONTINGENT LIABILITIES

Legal proceedings:

a.
During 2008, a former employee of a subsidiary filed a lawsuit against the Company in the amount of $ 322.5 alleging the Company did provide him with the appropriate amount of time to exercise his stock options following the termination of the applicable blackout period. The Company and the former employee negotiated a settlement proposal by which the Company undertakes to pay an amount of $ 33 and this amount shall be considered as the gross, exhaustive and final consideration paid to the former employee. A provision was recorded in the amount offered. Although the parties did not arrive to a settlement the former employee chose on the hearing on April 3, 2009 to withdraw his claim. The former employee is within his rights to re-launch his claim in this matter.

b.
During 2002, an end-user filed a lawsuit in China against a subsidiary alleging bad quality of products. The court ruled that the subsidiary should reimburse the client with the amount of $ 186. Following an appeal filed by the subsidiary, the court ruled in September 2003 in favor of the end-user. The subsidiary is in the process of liquidation and has no assets; therefore the plaintiff has no remedy against the subsidiary.

The customer may elect to start new proceedings against another subsidiary operating in Hong Kong. However, to date, the customer has not filed any claim in Hong Kong. Based on management's estimation and the opinion of its legal counsel, it is less than likely that the subsidiary in Hong Kong will be required to pay the amount ruled against the subsidiary in China. Therefore, no provision was recorded with respect to this claim.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:-        CONTINGENT LIABILITIES (Cont.)

c.
During 2002, a client filed a lawsuit in China against a subsidiary seeking reimbursement in the amount of $ 400 alleging bad quality of products. In July 2005, the court ruled that the subsidiary is to reimburse the client an amount of $ 286. The subsidiary no longer operates in China and under current law the ruling in China is not enforceable in Hong Kong. The subsidiary notified the customer in March 2006 that it intends to vigorously defend its claims if submitted to court in Hong Kong. To date, the customer has not filed any claim in Hong Kong. Based on management's estimation and the opinion of its legal counsel, it is less than likely that the subsidiary in Hong Kong will be required to pay the amount ruled against it in China. Therefore, no provision was recorded with respect to this claim.

d.
In September 2003, the Company filed a lawsuit against a former distributor of the Company, for the collection of unpaid invoices in the amount of $ 420. In February 2004, the former distributor filed a statement of defense denying the Company's claims and it also filed a counter-claim for alleged damages caused to it by the Company in the amount of $ 210. Based on the opinion of its legal counsel, management believes that the counterclaim filed by the former distributor is without merit and that a loss is not probable. Therefore, a provision was not recorded with respect to this claim.

e.
In December 2003, a client of a subsidiary filed a lawsuit alleging that a machine purchased by it failed to perform. This lawsuit was launched as a counterclaim to lawsuit filed by the subsidiary for the collection of unpaid outstanding invoices. The customer sought reimbursement of the purchase price paid by it in the amount of $ 290. In January 2010 the court dismissed the suit. On May 15, 2010, a settlement agreement was reached between the client and the Company, according to which the Company is entitled to receive an aggregate consideration of approximately $ 216 to be received in installments. The settlement is included within income from discontinued operations for the six month period ended June 30, 2010.

f.
In February 2007, a claim was filed against the Company and one of its former officers by a person claiming to have been an agent of the Company in West Africa for commissions on sales of printers. The claim is for NIS 3,000 thousand ($ 774 as of June 30, 2010). The Company filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. The plaintiff's filed a motion with the Court to strike Ellomay’s statement of defense, which was rejected. The plaintiff filed an appeal to the Supreme Court. That motion was rejected in July 2010. A pre-trial was scheduled for September 5, 2010, which mainly involved technical procedures. Based on management's estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5: -          INCOME TAXES

As of June 30, 2010, the total amount of unrecognized tax benefits was $ 4,754, which, if recognized, would affect the effective tax rates in future periods. Included in that amount are accrued interest and penalties in respect to uncertain tax positions of $ 1,136 at June 30, 2010, of which $ 110 for interest and penalties expenses were recorded during 2010. A reconciliation of the beginning and ending amounts of unrecognized tax benefits as of June 30, 2010 was as follows:

Balance as of January 1, 2010	$4,644
Additions for prior year tax positions	110

Balance as of June 30, 2010 (unaudited)	$4,754

NOTE 6:-	BASIC AND DILUTED NET EARNING (LOSS) PER SHARE

Basic net earning (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net earning (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with ASC No. 260, "Earnings Per Share".

The following table sets forth the computation of basic and diluted net earning per share of common stock (in thousands):

	Six months ended June 30,
	2010	2009
	Unaudited
Numerator:
Net income (loss), numerator for basic and diluted per share	$5,662	$(679)

Denominator:
Weighted average number of Ordinary shares	73,786,428	73,786,428
Effect of dilutive securities:
Employee stock options and warrants	12,749,371	-

Denominator for diluted net earning per share - weighted average assuming exercise of options	86,535,799	73,786,428

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings per share, as they would have been anti-dilutive was 6,374,941 for the six months ended June 30, 2010. For the six months ended June 30, 2009 the Company had a net loss, therefore there was no effect of dilutive securities and all of the shares related to the outstanding options and warrants were excluded.